DASAN Zhone Solutions, Inc.

7195 Oakport Street,

Oakland, California 94621

Telephone: (510) 777-7000

April 10, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mr. Josh Shainess

Re:DASAN Zhone Solutions, Inc.

Registration Statement on Form S-3

Filed March 22, 2019

File No. 333-230476

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DASAN Zhone Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on April 11, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Alex Yastremski, Esq., General Counsel of the Company, with any questions or comments at (510) 777-7000.  Thank you for your assistance with this filing.

DASAN Zhone Solutions, Inc.

By: /s/ IL YUNG KIM

Name:Il Yung Kim

Title:President, Chief Executive Officer